June 6, 2012

VIA EDGAR Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Michael McTiernan

Re:          Tortoise Capital Resources Corporation (the “Company”)
Shelf Registration Statement on Form S-3 (File No. 333-176944)

To the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”),  Tortoise Energy Infrastructure Corporation (the “Registrant”) hereby requests that the effective date of the  Registration Statement referenced above be accelerated so that it will be declared effective on June 7, 2012 by 4:00 pm, Eastern Time, or as soon as practicable thereafter.

With respect to the Registrant’s request for acceleration of the effective date of the Registration Statement, please be advised that the Registrant acknowledges that:

(1)           the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)           should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)           the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)           the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TORTOISE CAPITAL RESOURCES CORPORATION

By:	/s/ David J. Schulte
Name: David J. Schulte
Title: Chief Executive Officer